Exhibit 99.380

NEXTECH AR SOLUTIONS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS SEPTEMBER 30, 2021

DATED: November 10, 2021

Management’s Discussion and Analysis

Unless the context requires otherwise, all references in this management’s discussion and analysis (the “MD&A”) to “NexTech”, “we”, “us”, “our” and the “Company” refer to NexTech AR Solutions Inc. and its subsidiaries as constituted on December 31, 2020. This MD&A has been prepared with an effective date of November 10, 2021.

This MD&A for the year ended December 31, 2020 should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2020. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements”.

This MD&A includes trade-marks, such as “NexTech”, and “ARitize”, which are protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this MD&A are the property of their respective owners.

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the economy generally;

•	market participants’ interest in NexTech’s services and products, both in respect of its current

•	offerings and its proposed roll-out of future products and services;

•	fluctuations in foreign currency exchange rates;

•	business prospects and opportunities;

•	anticipated and unanticipated costs;

•	management’s outlook regarding future trends;

•	uncertainty regarding the market and economic impacts of COVID-19;

•	our expectations regarding our revenue, expenses and operations;

•	our anticipated cash needs and our needs for additional financing;

Management’s Discussion and Analysis

•	our plans for and timing of expansion of our solutions and services;

•	our future growth plans including the entry into adjacent markets;

•	the acceptance by our customers and the marketplace of new technologies and solutions;

•	our ability to attract new customers and develop and maintain existing customers;

•	our ability to attract and retain personnel;

•	our future growth and its dependence on continued development of our direct sales force and their ability to obtain new customers;

•	our expectations with respect to advancement in our technologies;

•	our competitive position and our expectations regarding competition;

•	regulatory developments and the regulatory environments in which we operate;

•	anticipated trends and challenges in our business and the markets in which we operate

•	an increased demand for 3D volumetric objects, content and experiences;

•	the anticipated benefits of our product offerings and services; and

•	the retention of earnings for corporate purposes and the payment of future dividends.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Expected future developments include growth in our target market, an increase in our revenue based on trends in customer behaviour, increasing sales and marketing expenses, research and development expenses and general and administrative expenses based on our business plans. Although we believe that the assumptions underlying the forward-looking statements are reasonable, they may prove to be incorrect.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including those set forth below under the heading “Risks and Uncertainties”. These risks and uncertainties could cause our actual results, performance, achievements and experience to differ materially from the future expectations expressed or implied by the forward-looking statements. In light of these risks and uncertainties, readers should not place undue reliance on forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Readers should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

All of the forward-looking statements in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, NexTech.

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

•	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.

•	We encounter long sales cycles for technology services, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

•	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

•	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.

•	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.

•	We have incurred operating losses in the past and may incur operating losses in the future.

•	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.

•	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.

•	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.

•	Our ability to continue to sell our products through sales channels and marketplaces such as Amazon, Walmart, and eBay may not meet our expectations.

•	We are subject to fluctuations in currency exchange rates.

•	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

•	If we fail to retain our key employees, our business would be harmed, and we might not be able to implement our business plan successfully.

•	Our growth is dependent upon the continued development of our direct sales force.

•	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

•	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.

•	The use of open-source software in our products may expose us to additional risks and harm our intellectual property.

•	We may not receive significant revenue as a result of our current research and development efforts.

•	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.

•	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.

Management’s Discussion and Analysis

•	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly acquired companies or businesses may adversely affect our financial results.

•	The market price for our common shares may be volatile.

•	We may issue additional common shares in the future which may dilute our shareholders’ investments.

•	We may face challenges to our intellectual property rights, which could have a material adverse impact on the Company.

•	Uncertainties associated with the economic and market impact related to COVID-19.

•	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

These risks are described in further detail in the section entitled “Risk Factors” in our most recently filed Annual Information Form. Although the forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, these risks, uncertainties, assumptions, and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of these risks, uncertainties and assumptions, readers should not place undue reliance on forward-looking statements.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our shares to decline. If any of the noted risks actually occur, our business may be harmed, and our financial condition and results of operations may suffer significantly.

On March 11, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid and ongoing evolution of this uncertain situation. We continue to conduct business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders.

The COVID-19 pandemic helped our business as it has accelerated the wider adoption of our technology services and ecommerce product sales. We have been able to experience a higher demand and for more diverse technology offerings such as virtual events and higher education. With the closure of brick-and-mortar retail we also experience demand from our eCommerce product sales. It is uncertain and difficult to predict what the full potential effects the COVID-19 pandemic may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

Management’s Discussion and Analysis

OVERVIEW

NexTech is a diversified technology company that is both a provider of a broad array of in market AR solutions as well as owner operator of an ecommerce and Virtual Events business that it uses as a test bed for its technology. NexTech’s AR solutions provide global customers with critical functionality needed for 3D AR immersive experiences. These AR solutions can be used across many verticals and are currently being utilized in e-commerce, Virtual Events, higher ed learning, corporate training, digital advertising and entertainment. NexTech’s AR solutions are able to scale the production of 3D models by using AI algorithms and computer vision technology. The resulting product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. The majority of the company’s technology is available over the web however the Company also has multiple AR applications on iOS/Android including; ARitize360, ARitize, and HoloX allowing for 3D visualization across all platforms and available for all AR use cases creating a one stop shop for AR. The company also has recently acquired ARway, a geolocation 3D mapping startup that has a SaaS business for the Metaverse.

Although management believes AR is the future of the Company and where the greatest growth potential is, e-Commerce is currently the main revenue source for the Company. We continue to expect e-Commerce to contribute meaningful revenue to NexTech for the foreseeable future as AR and technology services revenue continues to grow. It is management’s view that at some point in the future AR and technology services revenue will eclipse that of e-Commerce.

NexTech owns and operates the following three e-Commerce platforms through the Company’s wholly owned subsidiary AR Ecommerce LLC:

1.	vacuumcleanermarket.com (“VCM”): A vacuum cleaner retailer focused on high-end residential vacuums, supplies and parts, and small home appliances, which is operated through a retail location and online sales channels.

2.	infinitepetlife.com (“IPL”): A health food supplement for animals, which is operated through online sales channels.

3.	Trulyfesupplements.com (“TruLyfe”): A health supplement online store.

Product sales from the above e-Commerce platforms are a combination of direct sales, marketplaces and sales channels such as Amazon and eBay and VCM that charge a fee.

NexTech’s technology stack is best described as having multiple distinct parts. NexTech’s technology stack includes the following core elements:

ARitize360 App

The “ARitize360 App” is a mobile application available for Android and iOS devices that enables users to use their smart phone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

Management’s Discussion and Analysis

ARitize™ App

The “ARitize™ App” is a mobile application that enables a user to view and experience AR content by running immersive, native AR experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high-availability access across the world.

Threedy.ai

A WebAR Solution for eCommerce that is a component of the NexTech AR platform and is an end-to-end AR platform with content creation, hosting and viewing of AR/3D assets all in one. The Threedy.ai for eCommerce tools give users the ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. Works across all mobile and desktop devices on the web.

AR 3D Ads

The Company’s AR 3D Ad unit is an HTML5 banner ad. HTML5 is the latest version of Hypertext Markup Language, the code that describes web pages. A banner ad is an advertisement displayed into a web page. The advertisement consists of an image and can be static or animated, depending on the technology used to make them. Banner ads are intended to generate traffic to a website by linking to it. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a potentially more engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen and into their own environment using AR. This experience has been demonstrated to promote longer engagement time and interactivity with potential customers directly within the ad unit.

AR for Higher Education (formerly AR University)

The NexTech AR platform allows users to design, build and publish native AR experiences for delivery through a learning platform. These learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

IgniteX (formerly InfernoAR Platform)

The “InfernoAR Platform” is an AR enhanced virtual events platform that allows users to create events using a robust set of event types and tools. The tools allow event organizers to fully brand an experience for attendees from the registration email right down the follow up survey. Each view of the system is customizable and can be modified to suit the needs of any virtual event. An IgniteX virtual event is built using smaller events grouped together and arranged to suit the purpose. These are the building blocks; live streamed video sessions, on-demand video, AR enhanced video, collaborative meetings.

Next Level Ninjas

The “Next Level Ninjas Platform” is a software platform that allows customers to increase their brand momentum by matching products to product testers. The platform increases awareness of products and allows customers to increase accessibility of their products on various platforms.

LiveX

LiveX is an AR enhanced Digital Experience Platform that allows users to create virtual and hybrid experiences for a great set of event types. LiveX allows companies to fully brand their experiences and enrich them with NexTech’s Augmented Reality Products like AR (Live) Streaming Holograms, AR Portals, or AR 3D Objects. A LiveX digital experience is built using preconfigured components and engages audiences on a more human level with an interactive, (live-) streaming and multimedia content platform. These are the building blocks; (live) streamed video sessions, on-demand video, AR enhanced video, collaborative meetings, networking, chat, polls, Q&A, and many more.

Management’s Discussion and Analysis

HoloX (formally AiR Show)

The “HoloX App” is a mobile, content creation app designed to create a personalized AR human hologram experience. Users can watch performers as human holograms in their own home and use the built-in camera features to take photos and videos to share on social media. The App focuses on delivering an easy to use AR experience with high quality holograms on demand and at scale.

MapD (formerly Map Dynamics)

“Map Dynamics” is a self-serve virtual events platform that allows organizers to create, host, and manage live events for over 100,000 attendees both online and in our branded native event application. The platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, and hybrid events.

Each of the above products in NexTech’s technology stack are fully developed and at the commercial production stage, and management anticipates that revenue generated from these product offerings will eclipse the revenue currently generated by the Company’s current e-commerce platforms in the future. In order to grow the revenue generated by NexTech’s technology stack, the Company plans to enhance its investments in marketing and brand awareness on a going-forward basis, leverage existing and new customer relationships to cross-sell its various AR product offerings, and continue to invest in and enhance its existing technology stack to meet customer demands and needs. In addition, the Company anticipates that its AR product offerings will experience organic growth as a result of the rapid development and popularity of the AR industry in general.

THIRD QUARTER HIGHLIGHTS

During the three months ended September 30, 2021, and up to the date of this report the Company:

•	The Company announced the launch of several new products including: 3D Rooms, a SAAS product for ecommerce; and CAD to POLY, converting CAD (computer aided design) files into 3D models.

•	The Company changed its auditor from DMCL LLP (the “Former Auditor”) to Marcum LLP (the “Successor Auditor”), effective September 29, 2021.

•	Bradley Gittings as hired on as VP Investor Relations.

•	NexTech was selected by Google to be an early access partner for the Google 3D AR Search Program allowing the Company to grant exclusive early access of the 3D search program to its current Threedy.ai customers. With NexTech 3D generated models showing up in Google’s 3D AR Search Program, brands can now expect to see their products as organic search results on Google.

•	NexTech integrated its 3D and AR ad functionality with SNAP, Facebook and Instagram which gives the Company the ability to tap into the full spectrum of audiences across the web and social media as it rolls out it’s 3D/AR ad network offerings.

•	On August 26, 2021, NexTech acquired U.K. based spatial computing company ARWAY Ltd. (“ARway”) in an all-stock transaction and hired key founders Baran Korkmaz and Nikhil Sawlani.

•	On November 3, 2021 issued 3,030,304 Common Shares and Warrants to purchase up to an aggregate of 1,515,152 Common Shares at a purchase price of $1.65 per Common Share and associated Warrant. Each Warrant will entitle the holder to purchase one half of one Common Share at an exercise price of $1.92 per whole Common Share for a period of three years following the issuance date. Total gross proceeds of this private placement issuance was $5,000,000.

Management’s Discussion and Analysis

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations are influenced by a variety of factors, including:

Revenue

The Company generates revenue from the sale of renewable software licenses, technology services, and eCommerce products.

Renewable Software Licenses

The Company sells software licenses on a specified term basis, with customer held options for renewal. Recognition of revenue from the license of software is recognized at the time that the software has been made available to the customer and is recognized ratably over the term of the related agreement.

Technology Services

Revenue from contracts for virtual events and technology services, other than software licenses, is recognized on a percentage of completion basis once the customer has entered into an agreement with the Company. Services included in the fixed price contracts are not distinct and determinable, therefore the entire purchase price is allocated using percentage of completion.

eCommerce (Product Sales)

The Company sells products through its retail store and has e-commerce sales through its websites: vacuummcleanermarket.com, infinitepetlife.com, and trulyfesupplements.com. The Company also sells products through other sales channels and marketplaces where available. Revenue for these sales are recognized at a point in time in accordance with IFRS 15. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped as this represents the point where the performance obligation is met. Revenue recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required. Cost of sales also includes wages and salaries associated with the customer service and delivery teams, and other direct costs in relation to delivering virtual events to customers.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising, personnel and related costs for our sales, marketing, and select members of the management teams, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel and partner referral fees, partner programs support and training, investor relations and promotional marketing costs.

We plan to continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, and sponsoring additional marketing events. We expect that in the future, selling and marketing expenses will continue to increase.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel and related costs for the teams responsible for the ongoing research, development and product management of our technology solutions as well as platform and maintenance costs.

We anticipate that spending on R&D will also be higher in absolute dollars as we expand our research and development and product management teams.

General and administrative expenses

General and administrative expenses consist primarily of personnel and related costs associated with administrative functions of the business including finance, human resources, operations, management, and internal information system support. It also includes shipping and warehouse costs, office and general costs, compliance, legal, accounting, and other professional fees as well as equipment, repairs, and maintenance. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business and international expansion.

Foreign exchange

Our presentation and functional currency is Canadian dollar with the exception of our subsidiaries in the United States (US Dollar). We derive most of our revenue in USD. Our head office and a significant portion of our employees are located in Canada, and as such a portion of our expenses are incurred in Canadian dollars.

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

The following table sets forth a summary of our results of operations:

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Statement of Operations
Revenue	$5,737,585	$4,662,928	$1,074,657	$19,555,840	$10,683,942	$8,871,898
Cost of sales	(3,936,309)	(1,705,571)	(2,230,738)	(12,147,574)	(4,209,001)	(7,938,573)
Gross profit	1,801,276	2,957,357	(1,156,081)	7,408,266	6,474,941	933,325
Operating expenses	(9,957,763)	(4,833,815)	(5,123,948)	(28,797,956)	(10,643,415)	(18,154,541)
Other expenses	(60,187)	(2,323,550)	2,263,363	(1,898,750)	(3,444,420)	1,545,670
Loss before income taxes	(8,216,674)	(4,200,008)	(4,016,666)	(23,288,440)	(7,612,894)	(15,675,546)
Deferred income tax recovery	-	24,139	(24,139)	-	72,617	(72,617)
Net loss	(8,216,674)	(4,175,869)	(4,040,805)	(23,288,440)	$-7,540,277	(15,748,163)
Net loss per share (basic and diluted)	$(0.09)	$(0.06)	$(0.03)	$(0.28)	$(0.11)	$(0.17)

	As at	As at
	September 30, 2021	December 31, 2020
Financial Position
Working capital	$9,740,275	$13,575,077
Total assets	32,485,550	29,075,893
Non-current liabilities	860,152	877,978

Revenue

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Product sales	$4,579,686	$3,810,195	$769,491	$15,019,464	$9,344,843	$5,674,621
Technology services	931,494	763,155	168,339	3,652,619	1,191,014	2,461,605
Renewable software licenses	226,405	89,578	136,827	883,757	148,085	735,672
	$5,737,585	$4,662,928	$1,074,657	$19,555,840	$10,683,942	$8,871,898

Total revenue for the three and nine months ended September 30, 2021 was $5,737,585 and $19,555,840 an increase of $1,074,657 and $8,871,898 or 23% and 83%, respectively, compared to the same period in 2020. This increase was due to increase product sales through various platforms, technology services and renewable software licenses mainly in Canada and the United States. However, the Company expanded to other regions in 2021 such as, EMEA and APJ for virtual conferences and licenses and has increased the product ranges for these types of services through LiveX, MapD, and IgniteX.

Product sales

Product sales for the three and nine months ended September 30, 2021 was $4,579,686 and $15,019,464 an increase of $769,491 and $5,674,621 or 20% and 61%, respectively, compared to same period in 2020. Product sales includes revenue generated through sales from the retail store, websites, and external sales channels. Website sales include sales from the following internally owned websites: infinitepetlife.com, vacuumcleanermarket.com, and trulyfesupplements.com. Product sales for the period have increased mainly due to vacuumcleanermarket.com expanded offerings like small appliances, and additional sales through Amazon – Marketplace and Walmart channels, and increased capacity to facilitate the fulfillment of the sales. Infinitepetlife.com was new this year as well as part of the increase in product sales compared to last year.

Technology services

Technology services for the three and nine months ended September 30, 2021 was $931,494 and $3,652,619 an increase of $168,339 and $2,461,605 or 22% and 207%, respectively, compared to the same period in 2020. Technology services represents contracts for virtual events, higher education, professional services related to virtual conferences, augmented reality services, other services for the portion of the services completed to date. Technology services have increased in the period due to contracts secured with new customers and an expansion of virtual offerings mainly in Canada and in the United States.

Management’s Discussion and Analysis

Renewable software licenses

Renewable software licenses for the three and nine months ended September 30, 2021 was $226,405 and $883,757 an increase of $136,827 and $735,672 or 153% and 497%, respectively, compared to the same period in 2020. These licenses are sold alongside our technology services as noted above. The increase in licenses is a result of software licenses being a new revenue service that was established after the acquisition of Jolokia, Map Dynamics, and ThreedyAi Inc. Therefore, the current period reflects revenue from streams which may not have existed in our business in prior years. The current quarter increase is due to sales with new customers.

Cost of Sales

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Cost of sales	$3,936,309	$1,705,571	$2,230,738	$12,147,574	$4,209,001	$7,938,573
Gross profit	1,801,276	2,957,357	-1,156,081	7,408,266	6,474,941	933,325
Gross profit percentages	31%	63%	-108%	38%	61%	11%

Cost of sales for the three and nine months ended September 30, 2021 was $3,936,309 and $12,147,574 an increase of $2,230,738 and $7,938,573 or 131% and 1898%, respectively, compared to the same period in 2020.

Gross profit for the three and nine months ended September 30, 2021 was $1,801,276 and $7,408,266 a decrease of $1,156,081 and increase of $933,325 or -39% and 14% compared to the same period in 2020. As a percentage gross profit was 31% and 48% for the three and nine months ended September 30, 2021, compared to 63% and 61% for the same period in 2020.

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Cost of sales - Product sales	$2,618,540	$1,705,571	$912,969	$8,567,011	$4,209,001	$4,358,010
Gross profit - Product sales	1,961,151	2,095,581	-134,430	6,452,453	5,135,842	1,316,611
Gross profit percentages	43%	55%	-17%	43%	55%	23%

Cost of sales related to product sales increased as a percentage of revenue resulting in lower gross profits for both the three and nine months ended September 30, 2021 as we saw inventory price increases for our vaccumcleanermarket.com products as the world deals with the current supply chain issues.

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Cost of sales - Technology services	$1,317,769	$-	$1,317,769	$3,580,563	$-	$3,580,563
Gross profit - Technology services	-159,875	861,776	-1,021,651	955,813	1,339,099	-383,286
Gross profit percentages	-14%	101%	-335%	21%	100%	-12%

Cost of sales related to technology services was not measured in prior periods in 2020 and it was not practical for management to seek such historical information, thus 2020 cost of sales was not presented from technology services. In the current period, with lower number of virtual events over the summer months while maintaining previous event delivery cost levels for future events resulted in higher cost of sales and lower gross profits.

The changes in expense accounts were primarily due to a combination of the following:

Sales and Marketing Expenses

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Sales and marketing	$4,358,738	$3,145,881	$1,212,857	$13,494,067	$5,933,721	$7,560,346
As a percentage of revenue	76%	67%	113%	69%	56%	85%

Sales and marketing expenses for the three and nine months ended September 30, 2021 was $4,358,738 and $13,494,067 an increase of $1,212,857 and $7,560,346 or 39% or 127%, respectively, compared to the same period in 2020. The increase in sales and marketing expenses was due to higher headcount and related compensation costs, additional spending in advertising in an effort to increase sales for the upcoming quarters where the Company anticipates increased demand for its products and services.

Management’s Discussion and Analysis

General and Administrative Expenses

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
General and administrative	$3,735,240	$639,773	$3,095,467	$9,914,613	$3,156,980	$6,757,633
As a percentage of revenue	65%	14%	288%	51%	30%	76%

General and administrative expenses for the three and nine months ended September 30, 2021 was $3,735,240 and $9,914,613 an increase of $3,095,467 and $6,757,633 or 484% or 214%, respectively, compared to the same period in 2020. The increase in general and administrative expenses was due to higher headcount and related compensation costs from acquisitions, legal, accounting, professional fees, compliance, recruitment charges, shipping and warehouse costs, administrative functions of the business including finance, human resources, operations, management, and internal information system support. The increases also reflect investments in corporate infrastructure and capability to support our global expansion and growth strategy.

Research and Development Expenses

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Research and development	$1,863,785	$1,048,161	$815,624	$5,389,276	$1,552,714	$3,836,562
As a percentage of revenue	32%	22%	76%	28%	15%	43%

Research and development expenses for the three and nine months ended September 30, 2021 was $8,863,785 and $5,389,276 an increase of $815,624 and $3,836,562 or 78% and 247%, respectively, compared to the same period in 2020. The increase in research and development expenses was due to higher headcount and related compensation costs as we invest more into AR products.

Loss

Loss for the three and nine months ended September 30, 2021 was $8,216,674 and $23,992,344 or $0.09 and $0.28 per share basic and diluted, compared to a loss of $4,175,869 or $7,555,762 or $0.06 and $0.11 for the same period in 2020. The increase in loss was due to higher operating expenses as described above, and other expenses such as lease costs, and amortization and depreciation that was partly offset by an increase in revenues and gain on sale of digital assets and gain on settlement of contingent consideration of previous acquisitions.

Working Capital

Working capital at September 30, 2021 was $9,740,275 a decrease of $3,834,802 or 28% compared to December 31, 2020. The decrease in Working Capital was mainly due to increase in use of cash for operating activities.

Key Financial Position Items

	September 30, 2021	December 31, 2020
Total assets	$32,485,550	$29,075,893
Total liabilities	7,018,331	6,656,958

Total assets at September 30, 2021 were $32,485,550 an increase of $3,409,657 or 12% compared to December 31, 2020. The increase in assets is mainly due to an increase in intangible assets and goodwill from recent acquisitions.

Total non-current liabilities at September 30, 2021 were $860,152 a decrease of $17,826 or 2% compared to December 31, 2020. The change relates to the scheduled reversal of lease liabilities under IFRS 16.

Total liabilities at September 30, 2021 were $7,018,331 an increase of $361,373 or 5% compared to December 31, 2020. The change relates to the settlement of contingent consideration offset by an increase in deferred revenue for services to be rendered and an increase in accounts payable and accrued liabilities.

Management’s Discussion and Analysis

Receivables

	September 30, 2021	December 31, 2020
Trade receivables	$982,531	$1,184,681
Other receivables	$866,380	$-
GST receivable	46,366	127,867
	$1,895,277	$1,312,548

Trade receivables at September 30, 2021 were $982,531, a decrease of $202,150 or 17% compared to December 31, 2020 due to timing of receipts of billed revenue. The balance at any point in time is impacted by the point in time where contracts with customers are secured and the timing of the payment cycle with external sales channels.

Other receivables represents two employee forgivable loans issued this quarter to two new hires. The loan is to be forgiven with the condition of continued employment services to be provided to the Company over a period of time. The loan is fully secured and bears interest at market rates and to be repaid in full within three years less amounts that are forgiven.

Right of use assets & Lease obligations

	September 30, 2021	December 31, 2020
Right of use assets	$1,147,661	$1,034,724

Lease obligations:
Current	288,966	150,662
Non-Current	860,152	877,978
	$1,149,118	$1,028,640

Right-of-use assets at September 30, 2021 were $1,147,661. Lease obligations at September 30, 2021 were $1,149,118. The right-of-use assets and lease obligations relate to our leases for warehouse, store space, and office space. During the year, the Company entered into two new lease agreements for the Gilroy (California) store and Toronto office, resulting in an increase of $112,937 or 11% in assets and $120,478 or 12% in obligations.

Deferred Revenue

	September 30, 2021	December 31, 2020
Deferred Revenue	$1,573,270	$383,022
Contract Assets	$267,865	$244,478

Deferred revenue at September 30, 2021 was $1,573,270 an increase of $1,190,248 or 311% compared to December 31, 2020. Contract assets at September 30, 2021 was $267,865 an increase of $23,387 or 10%. This increase is a result of contracts obtained over the last nine months, where revenue is recognized as a percentage of work completed under IFRS 15. We generally bill a portion of the contract value upfront, resulting in amounts billed as deferred revenue which are subsequently drawn down to revenue as the work is completed. Contract assets are amounts where we have completed work and recognized the revenue but have yet to bill the customer.

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its capital structure based on the funds available to it in order to support the continuation of and expansion of its operations and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The company defines capital to include share capital, warrants and stock option component of its shareholders’ equity. The primary cash flows have been through financing activities.

The following table provides a summary of the cash inflows and outflows by activity:

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Variance	2021	2020	Variance
Cash inflow (outflow) by activity
Operating activities	$(7,173,355)	$(3,123,905)	$(4,049,450)	$(18,712,305)	$(4,670,717)	$(14,041,588)
Investing activities	(27,653)	(833,632)	805,979	2,626,784	(833,632)	3,460,416
Financing activities	91,939	14,028,652	(13,936,713)	13,882,046	18,970,423	(5,088,377)
Effects of foreign exchange rates	(27,373)	34,700	(62,073)	(222,914)	72,594	(295,508)
Net cash inflows (outflows)	$(7,136,442)	$10,105,815	$(17,242,257)	$(2,426,390)	$13,538,668	$(15,965,058)

During the three and nine months ended September 30, 2021, the Company had net cash outflow of $7,136,442 and $2,426,390 compared to a net cash inflow of $10,105,815 and $13,538,668 for the same period in 2020.

Cash used in operating activities for the three and nine months ended September 30, 2021 was $7,173,355 and $18,712,305, compared to $3,123,905 and $4,670,717 for the same period in 2020. The increase in outflows is mainly due to higher net losses in the respective periods.

Cash provided by investing for the three and nine months ended September 30, 2021 was ($27,653) and $2,626,784 compared to $(833,632) for both periods in 2020. The change mainly relates to proceeds from the sale of bitcoin in the first quarter and cash used in prior year acquisitions.

Cash provided by financing for the three and nine months ended September 30, 2021 was $91,939 and $14,028,652 compared to $13,882,046 and $18,970,423 for the same period in 2020. The decrease is related to the timing from receipt of proceeds from the short-term prospectus offering in April 2021 offset by less proceeds from exercise of warrants and stock options compared to previous quarter and previous year..

On September 30, 2021, we had cash of $8,258,563, inventory of $4,581,632 and a positive working capital of $9,740,275. We anticipate further sales of our product offerings as we continue to grow. Our cash and inventory position are healthy and allows for us to continue to deliver on our strategy and growth. We anticipate the additional revenue and our acquisitions will generate cash flow to reduce the amount of working capital required to sustain operations. Depending on cash generated, how aggressively we pursue further acquisitions, and increasing our sales and marketing efforts the company may have to raise additional working capital mainly in the form of equity financing to maintain operations for the next twelve months. The amount and pricing of financing the Company is able to raise in the future is dependent on the cyclical nature of the equity markets, and the perception and adoption of AR and AR technologies in the mainstream. Subsequent to September 30, 2021, the Company raised $5,000,000 in gross proceeds from a private placement with institutional investors that closed on November 3, 2021.

Contractual obligations include lease payments for the warehouse, store, and office space. The Company has entered into lease agreements ranging from 2 years to 8 years. Lease payments over the next few years is as follows:

Lease Obligations	Payments
Less than one year	$297,694
One to five years	1,015,819
Over five years	145,960
Total payments	$1,459,474

The Company has not entered into any other future contractual obligations.

Management’s Discussion and Analysis

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 90,077,002 common shares issued and outstanding. The Company also has 4,289,400 share purchase options outstanding at exercise prices ranging from $0.65 to $8.35 per option and expiry dates ranging from April 1, 2022 to August 2, 2024.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected unaudited quarterly results for the eight most recent completed quarters:

	2021	2021	2021	2020	2020	2020	2020	2019
Quarter Ended	Sept 30	June 30	March 31	December 31	September 30	June 30	March 31	Dec. 31(a)
Revenue	$5,737,585	$6,091,551	$7,726,703	$7,001,710	$4,662,928	$3,529,029	$2,491,985	$2,490,464
Net loss	8,216,674	5,853,679	9,236,178	8,053,305	4,200,008	2,000,972	1,363,436	3,977,907
Net Loss per share (basic and diluted)	$(0.09)	$(0.07)	$(0.12)	$(0.12)	$(0.07)	$(0.04)	$(0.02)	$(0.08)

(a)	Four month quarter

We continue to show strong quarterly revenue figures over the past eight quarters, primarily due to increased product sales, new customers, and greater monetization of technology services and renewal licenses. In the current quarter, the revenue has decreased primarily due to seasonality in the eCommerce division and due to less events delivered in the current quarter over the summer months. As the Company recognizes revenue using percentage of completion, the timing of events and delivery of work impacts the timing of when revenue is recognized. As a result, less revenue was recognized throughout this quarter. The net loss and net loss per share also tend to vary as investments are made for additional growth ahead.

The data further outlines the journey of an early-stage company. We continue to invest heavily into research and development to get our products to market. As we find acceptance of our products in the market, we increase our efforts in sales and marketing and also our investment into general and administrative to support our growth. The Company will continue to invest heavily to achieve its future revenue growth objectives.

During the quarter ended December 31, 2019 the net loss was increased by a one-off impairment loss of $2,207,750 related to licenses that were no longer cash generating. Comparing March 31, 2020 to December 31, 2019 is not particularly comparable due to the change in year-end resulting in a four month quarter for the period ending December 31, 2019.

Our offerings serve both business-to-consumer and business-to-business. We will put a stronger focus on business-to-business offerings to enterprise consumers. Given the nature of large enterprise sales model, revenues will vary between periods depending upon timing of new customer wins. Overall operating costs have increased as the company continues to invest in sales and marketing, research and development, and general and administrative. The company continues to find ways to further optimize these costs while continuing the growth and expansion plans.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of the date of this report.

RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. The Company has entered, or proposes to enter, into employment agreements with related parties and related parties may also participate in the Company’s share-based compensation plans.

In December 2019, the executive management team consisting of the CEO, President and CFO entered into shares for services agreements that elect up to 100% of compensation in shares. During the three and nine months end September 30, 2021 there was $145,355 and $176,415 compensation in shares to related parties. See Note 13 to the condensed consolidated interim financial statements for more information.

Management’s Discussion and Analysis

USE OF PROCEEDS FROM FINANCING

April 2021 Financing

On April 8, 2021, the Company completed a marketed short form prospectus offering of 2,801,500 units for gross proceeds of $14,007,500 ($12,632,937 net of share issuance costs). Each unit consists of one share and one-half warrant. Each warrant is exercisable at $6.00 per share for a period of 2 years from issuance, subject to an accelerated expiry if certain conditions are met. In relation, the Company issued 203,105 compensation options, each of which entitle the Holder to purchase one unit of the Corporation for $5.00 per unit. Each unit is comprised of one-half of one Common Share purchase warrant which is exercisable at $6.00 per warrant, under the same conditions noted above. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(1)	Actual Spent	Remaining	Total	Variance(1)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,847,000	6,068,518	$247,951	$6,316,469	See note 1
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$3,109,000	4,005,222	$163,648	$4,168,869	See note 1
Working Capital and general corporate	$3,180,500	2,063,296	$84,303	$2,147,599	See note 1

Note:

(1)	This prior disclosure was based on the Company receiving net proceeds of $12,163,500. On April 8, 2021, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,632,937. During this time period the Corporation utilized the proceeds more towards research and development, and sales and marketing than originally anticipated.

August 2020 Financing

On August 20, 2020, the Company completed a marketed short form prospectus offering of 2,035,000 units of the Company at a price of $6.50 per unit for gross proceeds of $13,227,500. Each unit sold pursuant to the August 2020 Offering consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $8.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(2)	Actual Spent	Remaining	Total	Variance(2)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,704,785	$4,960,286	nil	$4,960,286	See note 1
Equipment, Tools and Software	$1,253,350	$1,089,782	nil	$1,089,782	See note 1
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$4,302,000	$3,740,570	nil	$3,740,570	See note 1
Equipment, Tools and Software	$49,992	$43,468	nil	$43,468	See note 1
Working Capital and general corporate	$2,639,873	$2,295,358	nil	$2,295,358	See note 1

Note:

(2)	This prior disclosure was based on the Company receiving net proceeds of $13,950,000. On August 20, 2020, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,129,465. The Company is still on course to utilize the proceeds described above in the intended time frame as 12 months have not elapsed since the closing date of the aforementioned prospectus offering.

Management’s Discussion and Analysis

June 2020 Financing

On June 17, 2020, the Company completed a private placement of 1,528,036 units of the Company at a price of $2.10 per unit for gross proceeds of $3,208,875. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: growing sales and engineering teams, pursuing strategic M&A opportunities, and for general working capital purposes.

Description	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	$3,027,366	nil	nil	nil

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred. The carrying amounts of our financial instruments approximate fair market value due to the short-term maturity of these instruments. The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Management’s Discussion and Analysis

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at September 30, 2021, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $790,269.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We believe that interest rate risk is low for our financial assets as the majority of investments are made in highly liquid instruments. We do have interest rate risk related to our credit facilities. Our operating line of credit is not utilized but our rates are variable tied to Royal Bank prime rate and Royal Bank base rate.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments.

As at September 30,2021, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See our annual consolidated financial statements for the year ended December 31, 2020 and the related notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Changes In Accounting Policies

(a) New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company.

(b) Standards issued but not yet effective

There are no new standards issued but not yet effective as at January 1, 2021 that have a material impact to the Company’s interim condensed consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes during the three months ended September 30, 2021 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.